Date:       January 21, 2011

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-772-9210
Fax: 202-772-9210

Re:         iTrackr Systems, Inc.
Comments on Registration Statement on Form S-1
Filed December 21, 2010
File No. 333-166275

The purpose of this letter is to provide the Company’s responses to the January 13, 2011 Comment Letter (the “Comment Letter”) to Mr. John Rizzo, Chief Executive Officer of iTrackr Systems, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Risk Factors

Our controls and procedures may not prevent misstatements, page 9

COMMENT 1.
Please revise the risk factor subheading to clarify that your chief executive and financial officers have concluded that your disclosure controls are ineffective and may not prevent misstatements.  In addition it is unclear how you are able to assert that “management believes the Company is capable of following its disclosure controls and procedures effectively” while concluding that your disclosure controls and procedures are ineffective.  Please revise or advise.

Response:	We have revised our risk factor to remove the assertion that “management believes the Company is capable of following its disclosure controls and procedures effectively”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation, page 16

COMMENT 2.
We note your revisions made in response to prior comment 4 and have the following comment.  Please explain why you believe that the expected life of an option is known and that it is not subject to significant judgment.  Tell us how your determination of the expected life for stock options granted to employees complies with ASC 718-10-55-29 to 34.  In addition, confirm that in valuing options or warrants granted to non-employees in exchange for services you used the contract tern instead of an expected term.  See SAB Topic 14.A.   Please advise.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
January 21, 2011

Response:
We have removed the wording “This number is known and not subject to significant judgment”.  All our options issued to date are non qualified and the option term used is consistent with our revised Critical Accounting Policy stated below.

We have updated our filing to amend the following Critical Accounting Policy as indicated:

Stock-Based Compensation

The Company accounts for all compensation related to stock, options and warrants using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  We use the Black-Scholes pricing model to calculate the fair value of options and warrants issued to both employees and non-employees.

In calculating this fair value, there are certain assumptions that we use consisting of:

1)
The expected life of the option.  No incentive stock options have been granted to date.  In the event the Company issues employee options, we will base our determination of expected life on the guidance in ASC 718-10-55-29 to 34.  The Company utilizes the contract term of each non qualified option except in the event that the option is not transferrable in which case we apply the aforementioned guidance in determining the expected term.

2)	Risk-free interest rate. We use the treasury bill rate that most closely aligns with the duration of the derivative.
3)	Dividend yield. Until a dividend is offered this input will always be zero.
4)	Volatility. We use the Dow Jones Internet Composite Index (Ticker: FDN) from inception of the index to the date of grant.
5)	Forfeiture rate. To date this rate has been zero.
6)	Stock price (see discussion below).

The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

Compensation Discussion and Analysis, page 36

COMMENT 3.
Please update your compensation discussion and analysis as well as the accompanying tables to include a discussion of your compensation awarded to, earned by or paid to your named executive officers for fiscal year ended December 31, 2010.  Refer to Regulation S-K 217.11 of our Compliance and disclosure Interpretations, available on our website.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
January 21, 2011

Response:	We have revised the compensation discussion for the fiscal year ended December 31, 2010.

Auditors Report, page F-21

COMMENT 4.
Auditor association with the cumulative data is required on an annual basis as long as the registrant is in the development stage.  In this regard, the period from inception to December 31, 2007 must be audited.

Response:
Pursuant to the Division of Corporation Finance, Financial Reporting Manual, Topic 1, 1180.2 on page 30 we are requesting a waiver from the CF-OCA of the audit requirement for the cumulative data for the following reasons:

1.
Our financial statements were audited by our previous auditor, Traci J. Anderson, CPA.  Her PCAOB registration was revoked effective August 12, 2010 (PCAOB Release No. 105-2010-007) a full 2.5 years after the December 31, 2007 period.

2.	Traci’s PCAOB registration revocation was the result of deficiencies found in her audit of registrants other than iTrackr.
3.	As a result of Traci’s PCAOB registration revocation, the Company reaudited the years ended December 31, 2008 and 2009 and had re reviewed the three months ended March 31, 2010 and June 30, 2010.
4.	As a result of our reaudit for the year ended December 31, 2008, our new auditor, Bedinger & Company, determined the reasonableness of our beginning, December 31, 2007, balances.
5.	A full 2 years and 3 quarters (2008, 2009 and Q1-Q3 2010) have been audited and reviewed, respectively.
6.	The cost to audit inception to December 31, 2007 and restate our December 31, 2009 and 2008 and three 2010 quarterly filings will be costly for such a small reporting company.
7.	We have exited the development stage and our 2010 audited financial statements will not include inception to date information.

Statement of Stockholder’s Equity (Deficit), page F-24

COMMENT 5.	Please revise to include periods from inception to December 31, 2007 in addition to the periods already presented in this statement. See ASC 915-215-45.

Response:
Pursuant to our request for a waiver in our response to comment No. 5 above we have not included the statements of stockholder’s equity from inception to December 31, 2007 in our S-1/A financial statements.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
January 21, 2011

Exhibits, Page II-2

COMMENT 6.
We note your response to prior comment 18 indicating you have filed the articles of incorporation and bylaws as indicated in the exhibit index.  However, since the bylaws referred to in your exhibit index are those of Must Haves, Inc., it is not clear how you have complied with the requirements of Item 601(b)(3)(ii).  Similarly, it appears that the articles of incorporation filed as exhibit 3.3 reflect an amendment to the articles of incorporation of Must Haves, Inc. and are not the articles of incorporation of iTrackr Systems, Inc. as amended.  Please refile the articles of incorporation and bylaws so that they reflect the articles of incorporation and bylaws as amended, of iTrackr Systems, Inc. currently in effect.

Response:	We have updated our fining to include the amended articles and bylaws.

Please find enclosed our responses to your comments faxed to us on January 13, 2011, concerning our Registration Statement on Form S-1/A.  Please feel free to contact John Rizzo at 561-368-5363 (phone), 619-419-2359 (fax) or jrizzo@itrackr.com if you have any questions or require further information. We have filed our amended S-1 as of this morning. We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Cordially,
John Rizzo